Exhibit 12.1

Computation of Earnings to Fixed Charges

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(In thousands)
Earnings (loss) before income taxes	$617,087	$202,528	$(43,126)	$(391,204)	$84,421
Add:
Interest expense	81,349	134,601	146,549	121,321	102,202
Amortization of loan fees	6,860	8,926	9,739	6,870	4,789
Amortization of capitalized interest	1,479	1,231	1,140	1,326	364
Interest component of rental expense	7,857	5,873	5,779	6,130	6,084
Earnings (loss) as adjusted	$714,632	$353,159	$120,081	$(255,557)	$197,860

Fixed charges:
Interest expense	$81,349	$134,601	$146,549	$121,321	$102,202
Amortization of loan fees	6,860	8,926	9,739	6,870	4,789
Capitalized interest	2,359	1,958	4,248	6,416	9,935
Interest component of rental expense	7,857	5,873	5,779	6,130	6,084
Fixed charges	$98,425	$151,358	$166,315	$140,737	$123,010

Ratio of earnings to fixed charges	7.26	2.33	—	—	1.61

Coverage deficiency (1)	$—	$—	$46,234	$396,294	$—

(1) Absent non-cash charges for asset impairments of $352,340 that occurred during the year ended December 31, 2009, the coverage deficiency would have been $43,954.